Securities and Exchange Commission
Washington, D.C.   20549

September 3, 1999

Ladies and Gentlemen:

We were previously principal accountants for Global Med Technologies, Inc. (the Company) and, under the date of April 9, 1999, we reported on the financial statements of Global Med Technologies, Inc. as of and for the year ended December 31, 1998. On September 3, 1999, our appointment as principal accountants was terminated. We have read Global Med Technology, Inc.'s statements included under Item 4 of its Form 8-K dated September 3, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with Global Med Technologies, Inc.'s statements that the change was approved by the Company's board of directors.

Very truly yours,


/s/ KPMG LLP
KPMG LLP